Exhibit 99.1

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 AND JUNE 30, 2023

(Expressed in thousands of United States dollars)

		December 31, 2022	June 30, 2023
Assets	Notes	Amount	Amount
Current assets
Cash and cash equivalents	6(1)	$162,616	$37,168
Current financial assets at amortized cost	6(2)	30,000	160,800
Current contract assets	6(16)	3,660	1,512
Accounts receivable	6(3)	7,756	7,641
Other receivables		314	587
Current income tax assets		77	124
Inventories		45	34
Other current assets	6(4)	4,705	4,655
Total current assets		209,173	212,521
Non-current assets
Property, plant and equipment	6(5)	289	345
Right-of-use assets	6(6) and 7	323	850
Intangible assets	6(7)	119	115
Deferred income tax assets		244	222
Guarantee deposits paid		125	124
Total non-current assets		1,100	1,656
Total assets		$210,273	$214,177

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (continued)

DECEMBER 31, 2022 AND JUNE 30, 2023

(Expressed in thousands of United States dollars)

		December 31, 2022	June 30, 2023
Liabilities and Equity	Notes	Amount	Amount
Current liabilities
Current contract liabilities	6(16)	$13,024	$15,976
Other payables	6(9)	9,308	8,095
Other payables – related parties	7	63	49
Current tax liabilities		155	52
Current provisions	6(10)	1,855	2,134
Current lease liabilities	6(6) and 7	251	417
Other current liabilities		261	149
Total current liabilities		24,917	26,872
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	6(8)	3,207	3,451
Non-current lease liabilities	6(6) and 7	87	457
Net defined benefit liability, non-current	6(11)	73	75
Guarantee deposits received		25	25
Total non-current liabilities		3,392	4,008
Total liabilities		28,309	30,880
Equity
Capital stock	6(13)
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value		10,147	10,147
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value		1,679	1,679
Capital surplus	6(14)
Capital surplus		556,429	557,870
Retained earnings	6(15)
Accumulated deficit		(385,884)	(385,395)
Other equity interest
Other equity interest		(407)	(575)
Treasury shares	6(13)	—	(429)
Total equity		181,964	183,297
Total liabilities and equity		$210,273	$214,177

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Expressed in thousands of United States dollars)

		Six months ended June 30
		2022	2023
Items	Notes	Amount	Amount
Revenue	6(16) and 7	$23,379	$24,832
Cost of sales and services	6(11)(21)(22)	(3,282)	(5,024)
Gross profit		20,097	19,808
Operating expenses	6(5)(6)(7)(11)(12)(21)(22) and 7
Sales and marketing expenses		(12,087)	(12,585)
General and administrative expenses		(4,700)	(5,427)
Research and development expenses		(5,358)	(5,396)
Total operating expenses		(22,145)	(23,408)
Operating loss		(2,048)	(3,600)
Non-operating income and expenses
Interest income	6(17)	178	4,609
Other income	6(18)	11	7
Other gains and losses	6(8)(19)	28,977	(459)
Finance costs	6(6)(20) and 7	(5)	(5)
Total non-operating income and expenses		29,161	4,152
Income before income tax		27,113	552
Income tax expense	6(23)	(161)	(63)
Net income		$26,952	$489
Other comprehensive loss
Components of other comprehensive loss that will not be reclassified to profit or loss
Credit risk changes in financial instrument - Preferred shares	6(8)	$(7)	$—
Components of other comprehensive loss that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations		(1,001)	(168)
Other comprehensive loss, net		$(1,008)	$(168)
Total comprehensive income		$25,944	$321
Net income, attributable to:
Shareholders of the parent		$26,952	$489
Total comprehensive income attributable to:
Shareholders of the parent		$25,944	$321
Earnings (loss) per share (in dollars)	6(24)
Basic earnings per share of Class A and Class B Ordinary Shares		$0.469	$0.004
Diluted earnings (loss) per share of Class A and Class B Ordinary Shares		$(0.014)	$0.004

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Expressed in thousands of United States dollars)

		Equity attributable on owners of the parent
			Capital surplus			Other equity interest
							Credit risks
						Exchange	changes in
			Additional			differences arising	financial instrument-
		Capital	paid-in		Accumulated	on translation of	Preferred	Treasury
	Notes	stock	capital	Other	deficit	foreign operations	shares	shares	Total
Year 2022
Balance at January 1, 2022		$30,152	$308	$2,563	$(224,097)	$690	$(58)	$—	$(190,442)
Net income for the period		—	—	—	26,952	—	—	—	26,952
Other comprehensive loss for the period	6(8)	—	—	—	—	(1,001)	(7)	—	(1,008)
Total comprehensive income (loss)		—	—	—	26,952	(1,001)	(7)	—	25,944
Share-based payment transactions	6(12)	—	—	1,006	—	—	—	—	1,006
Employee stock options exercised	6(12)	2,663	5,447	(2,518)	—	—	—	—	5,592
Balance at June 30, 2022		$32,815	$5,755	$1,051	$(197,145)	$(311)	$(65)	$—	$(157,900)
Year 2023
Balance at January 1, 2023		$11,826	$554,209	$2,220	$(385,884)	$(407)	$—	$—	$181,964
Net income for the period		—	—	—	489	—	—	—	489
Other comprehensive loss for the period	6(8)	—	—	—	—	(168)	—	—	(168)
Total comprehensive income (loss)		—	—	—	489	(168)	—	—	321
Share-based payment transactions	6(12)	—	—	1,441	—	—	—	—	1,441
Purchase of treasury shares	6(13)	—	—	—	—	—	—	(429)	(429)
Balance at June 30, 2023		$11,826	$554,209	$3,661	$(385,395)	$(575)	$—	$(429)	$183,297

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Expressed in thousands of United States dollars)

		Six months ended June 30
	Notes	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		$27,113	$552
Adjustments to reconcile profit (loss)
Depreciation expense	6(5)(6)(21)	357	326
Amortization expense	6(7)(21)	31	37
Interest income	6(17)	(178)	(4,609)
Interest expense	6(6)(20)	5	5
Net (gains) losses on financial liabilities at fair value through profit or loss	6(8)(19)	(28,374)	244
Employees’ stock option cost	6(12)	1,006	1,266
Directors’ share-based compensation	6(12)	—	175
Changes in operating assets and liabilities
Accounts receivable		(1,283)	87
Current contract assets		(2,038)	2,130
Other receivables		(3)	3
Other receivables – related parties		(2)	—
Inventories		36	11
Other current assets		145	47
Current contract liabilities		1,973	3,035
Other payables		(137)	(1,183)
Other payables – related parties		(15)	(12)
Current provisions		529	320
Other current liabilities		(215)	(107)
Net defined benefit liability, non-current		1	1
Cash inflow (outflow) generated from operations		(1,049)	2,328
Interest received		159	4,331
Interest paid		(5)	(5)
Income tax paid		(111)	(205)
Net cash flows from (used in) operating activities		(1,006)	6,449
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost	6(2)	—	(160,800)
Proceeds from disposal of financial assets at amortized cost	6(2)	—	30,000
Acquisition of property, plant and equipment	6(5)	(137)	(170)
Acquisition of intangible assets	6(7)	(46)	(33)
Net cash flows used in investing activities		(183)	(131,003)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	6(6)(25)	(255)	(203)
Employee stock options exercised	6(12)	5,592	—
Payments to acquire treasury shares	6(13)	—	(429)
Net cash flows from (used in) financing activities		5,337	(632)
Effects of exchange rates changes on cash and cash equivalents		(1,828)	(262)
Net increase (decrease) in cash and cash equivalents		2,320	(125,448)
Cash and cash equivalents at beginning of period		80,453	162,616
Cash and cash equivalents at end of period		$82,773	$37,168

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Expressed in thousands of United States dollars, except as otherwise indicated)

1.	History and Organization

Perfect Corp. (the “Company” or “Perfect”), is a Cayman Islands exempted company with limited liability, which incorporated on February 13, 2015 with registered address PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company and its subsidiaries (collectively referred herein as the “Group”) are SaaS technology companies offering AR/AI solution dedicated to the beauty and fashion industry as well as mobile applications to consumers. The principal place of business is at 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan.

On October 28, 2022 (the “Closing Date”), the Company consummated the previously announced merger transaction pursuant to the Business Combination Agreement dated as of March 3, 2022, by and among Perfect, Beauty Corp., a wholly-owned subsidiary of Perfect, Fashion Corp., a wholly-owned subsidiary of Perfect, and Provident Acquisition Corp. (“Provident”).

Pursuant to the Business Combination Agreement, dated as of March 3, 2022, Beauty Corp., a Cayman Islands exempted company with limited liability, merged with and into Provident (the “First Merger”), a special purpose acquisition company incorporated in the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”), with Provident surviving as a wholly-owned subsidiary of Perfect, and then immediately following the First Merger, Provident merged with and into Fashion Corp. (the “Second Merger”), a Cayman Islands exempted company with limited liability, with Fashion Corp. surviving as a wholly-owned subsidiary of Perfect. The consummation of the merger transactions was referred to as the “Closing”, dated as of October 28, 2022.

In connection with the merger, each Perfect original share (consisting of Perfect common share, par value $0.1 (in dollars) per share, and Perfect preferred share, par value $0.1 (in dollars) per share) converted to Perfect Class A or Perfect Class B ordinary share, par value $0.1 (in dollars) per share, based on a conversion ratio 0.17704366. Each Provident share (consisting of Provident Class A ordinary share, par value $0.0001 (in dollars) per share, and Provident Class B ordinary share, par value $0.0001 (in dollars) per share) converted to one Perfect Class A ordinary share.

Upon the consummation of the mergers and the other transactions contemplated by the Business Combination Agreement, the shareholders of Provident became shareholders of Perfect, and the Company became a publicly traded company on the New York Stock Exchange (“NYSE”) on October 31, 2022.

The merger transaction pursuant to the Business Combination Agreement is accounted for as a recapitalization.

2.	The Date of Authorization for Issuance of the Financial Statements and Procedures for Authorization

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on September 19, 2023.

3.	Application of New Standards, Amendments and Interpretations
3(1)	New and amended standards adopted by the Group

New standards, interpretations and amendments issued by International Accounting Standards Board (the “IASB”) and became effective from 2023 are as follows:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IAS 1, ‘Disclosure of accounting policies’	January 1, 2023
Amendments to IAS 8, ‘Definition of accounting estimates’	January 1, 2023
Amendments to IAS 12, ‘Deferred tax related to assets and liabilities arising from a single transaction’	January 1, 2023
Amendments to IAS 12, ‘International tax reform - pillar two model rules’	May 23, 2023

The above standards and interpretations have no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.

3(2)	New and revised International Financial Reporting Standards not yet adopted

New and amendments to IFRSs which have been published but are not mandatory for the financial period ended June 30, 2023 are listed below:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
Amendments to IFRS 16, ‘Lease liability in a sale and leaseback’	January 1, 2024
Amendments to IAS 1, ‘Classification of liabilities as current or non-current’	January 1, 2024
Amendments to IAS 1, ‘Non-current liabilities with covenants’	January 1, 2024
Amendments to IAS 7 and IFRS 7, ‘Supplier finance arrangements’	January 1, 2024

The above standards and interpretations are not expected to have significant impact to the Group’s financial position and financial performance based on the Group’s assessment.

4.	Summary of Significant Accounting Policies

The unaudited condensed interim consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Accordingly, these unaudited condensed interim consolidated financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2022. The principal accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are disclosed in financial statements for the year ended December 31, 2022 and have been consistently applied to all the periods presented, except for the adoption of new and amended standards as set out below and Note 3(1).

4(1)	Compliance statement

These unaudited condensed interim consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB.

4(2)	Basis of preparation
A.	Except for the following items, the unaudited condensed interim consolidated financial statements have been prepared under the historical cost convention:
(a)	Financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

(b)	Defined benefit liabilities recognized based on the net amount of pension fund assets less present value of defined benefit obligation.
B.	The preparation of the unaudited condensed interim consolidated financial statements in conformity with IAS 34 Interim Financial Reporting requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the unaudited condensed interim consolidated financial statements are disclosed in Note 5.
4(3)	Basis of consolidation
A.	Basis for preparation of unaudited condensed interim consolidated financial statements:
(a)	All subsidiaries are included in the Group’s unaudited condensed interim consolidated financial statements. Subsidiaries are all entities (including structured entities) controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.
(b)	Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.
(c)	When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.
B.	Subsidiaries included in the unaudited condensed interim consolidated financial statements:

			Ownership (%)
	Name of	Main business	December 31,	June 30,
Name of investor	subsidiary	activities	2022	2023
The Company	Perfect Mobile Corp. (Taiwan)	Design, development, marketing and sales of AR/AI SaaS solution and mobile applications.	100%	100%
The Company	Perfect Corp. (USA)	Marketing and sales of AR/AI SaaS solution	100%	100%
The Company	Perfect Corp. (Japan)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Shanghai)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Mobile Corp.(B.V.I.)	Investment activities	100%	100%
The Company	Fashion Corp.	For business combination purpose via SPAC transaction, please refer to Note 1 for details.	100%	–%(Note ii)
Perfect Mobile Corp. (Taiwan)	Perfect Corp. (France)	Marketing and Service Center for sales of AR/AI SaaS solution.	100%(Note i)	100%

Note i. Perfect Corp. (France) was established in 2022 and with no business activity during 2022.

Note ii. Fashion Corp. was dissolved on April 13, 2023.

C.	Subsidiaries not included in the unaudited condensed interim consolidated financial statements:

None.

D.	Adjustments for subsidiaries with different balance sheet dates:

None.

E.	Significant restrictions:

None.

F.	Subsidiaries that have non-controlling interests that are material to the Group:

None.

4(4)	Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars, which is the Company’s functional and the Group’s presentation currency.

A.	Foreign currency transactions and balances
(a)	Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.
(b)	Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.
(c)	Non-monetary assets and liabilities denominated in foreign currencies held at fair value through profit or loss are re-translated at the exchange rates prevailing at the balance sheet date; their translation differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currencies held at fair value through other comprehensive income are re-translated at the exchange rates prevailing at the balance sheet date; their translation differences are recognized in other comprehensive income. However, non-monetary assets and liabilities denominated in foreign currencies that are not measured at fair value are translated using the historical exchange rates at the dates of the initial transactions.
(d)	All foreign exchange gains and losses are presented in the statement of comprehensive income within ‘other gains and losses’.
B.	Translation of foreign operations

The operating results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

(b)	Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period; and
(c)	All resulting exchange differences are recognized in other comprehensive income.
C.	When there is a change in an entity’s functional currency, the entity shall apply the translation procedures applicable to the new functional currency prospectively from the date of the change.
5.	Critical Accounting Judgements, Estimates and Key Sources of Assumption Uncertainty

There have been no significant changes with regards to critical accounting judgements, estimates and key sources of assumption uncertainty as of June 30, 2023. Please refer to Note 5 in the consolidated financial statements for the year ended December 31, 2022.

6.	Details of Significant Accounts
6(1)	Cash and cash equivalents

	December 31, 2022	June 30, 2023
Petty cash	$1	$1
Checking accounts	1,279	1,852
Demand deposits	11,777	9,043
Time deposits	149,300	26,000
Others	259	272
	$162,616	$37,168

A.	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.
B.	The Group has no cash and cash equivalents pledged to others.
6(2)	Current financial assets at amortized cost

	December 31, 2022	June 30, 2023
Time deposits with maturities over three months	$30,000	$160,800

A.	The Group has no financial assets at amortized cost pledged to others.
B.	The counterparties of the Group’s investments in certificates of deposits are financial institutions with high credit quality, so the Group expects that the probability of counterparty default is remote.
C.	Information relating to credit risk of financial assets at amortized cost is provided in Note 12(2).
6(3)	Accounts receivable

	December 31, 2022	June 30, 2023
Accounts receivable	$7,756	$7,641

A.The ageing analysis of accounts receivable is as follows:

	December 31, 2022	June 30, 2023
Not past due	$6,062	$6,354
Up to 30 days	851	401
31 to 90 days	327	619
91 to 180 days	417	145
Over 181 days	99	122
	$7,756	$7,641

The above ageing analysis was based on days overdue.

B.As at December 31, 2022 and June 30, 2023, accounts receivable were all from contracts with customers. And as at January 1, 2022, the balance of receivables from contracts with customers amounted to $ 6,568.
C.As at December 31, 2022 and June 30, 2023, without taking into account other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable was $ 7,756 and  $ 7,641, respectively.
D.Information relating to credit risk of accounts receivable is provided in Note 12(2).
6(4)	Other current assets

	December 31, 2022	June 30, 2023
Prepaid expenses	$4,617	$4,264
Others	88	391
	$4,705	$4,655

6(5)	Property, plant and equipment

	Leasehold		Office
	improvements	Machinery	equipment	Total
At December 31, 2022
Cost	$521	$602	$46	$1,169
Accumulated depreciation	(470)	(382)	(28)	(880)
	$51	$220	$18	$289
Opening net book amount	$51	$220	$18	$289
Additions	114	52	4	170
Depreciation expense	(52)	(56)	(6)	(114)
Closing net book amount	$113	$216	$16	$345
At June 30, 2023
Cost	$635	$652	$50	$1,337
Accumulated depreciation	(522)	(436)	(34)	(992)
	$113	$216	$16	$345

The Group has no property, plant and equipment pledged to others.

6(6)	Leasing arrangements — lessee
A.	The Group leases various assets including buildings and business vehicles. Rental contracts are typically made for periods of 2 to 3 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leased assets cannot be used as collateral for borrowing purposes and are prohibited from being subleased, sold, or lent to others or corporations under any circumstances.

B.	Short-term leases with a lease term of 12 months or less include offices located in United States, Japan, China and France. As of December 31, 2022 and June 30, 2023, lease commitments for short-term leases amounted to $152 and $226, respectively.
C.	The movements of right-of-use assets of the Group are as follows:

	Buildings	Business vehicles	Total
At December 31, 2022
Cost	$809	$208	$1,017
Accumulated depreciation	(557)	(137)	(694)
	$252	$71	$323
Opening net book amount	$252	$71	$323
Additions	584	202	786
Cost of derecognition	(587)	(208)	(795)
Derecognized accumulated depreciation	587	161	748
Depreciation expense	(175)	(37)	(212)
Closing net book amount	$661	$189	$850
At June 30, 2023
Cost	$806	$202	$1,008
Accumulated depreciation	(145)	(13)	(158)
	$661	$189	$850

D.	Lease liabilities relating to lease contracts:

	December 31, 2022	June 30, 2023
Total lease liabilities	$338	$874
Less: current portion (shown as ‘current lease liabilities’)	(251)	(417)
	$87	$457

E.	The information on profit and loss accounts relating to lease contracts is as follows:

	Six months ended June 30,
	2022	2023
Items affecting profit or loss
Interest expense on lease liabilities	$5	$5
Expense on short-term lease contracts	198	193
	$203	$198

F.	For the six months ended June 30, 2022 and 2023, the Group’s total cash outflow for leases were $458 and $401, respectively, including the interest expense on lease liabilities amounting to $5 and $5, expense on short-term lease contracts amounting to $198 and $193, and repayments of principal portion of lease liabilities amounting to $255 and $203, respectively.

6(7)	Intangible assets

	2023
		Other
	Software	intangible assets	Total
At December 31, 2022
Cost	$104	$89	$193
Accumulated amortization	(23)	(51)	(74)
	$81	$38	$119
Opening net book amount	$81	$38	$119
Additions	33	—	33
Amortization charge	(22)	(15)	(37)
Closing net book amount	$92	$23	$115
At June 30, 2023
Cost	$137	$89	$226
Accumulated amortization	(45)	(66)	(111)
	$92	$23	$115

Details of amortization on intangible assets are as follows:

	Six months ended June 30,
	2022	2023
Research and development expenses	$31	$37

6(8)	Financial liabilities at fair value through profit or loss

	December 31, 2022	June 30, 2023
Non-current items:
Warrant liabilities	$8,431	$8,431
Add: Valuation adjustment	(5,224)	(4,980)
	$3,207	$3,451

A.	Amounts recognized in profit or loss and other comprehensive income in relation to financial liabilities at fair value through profit or loss are as follows:

	Six months ended June 30,
	2022	2023
Net gains (losses) recognized in profit or loss
Warrant liabilities	$—	$(244)
Financial liabilities designated as at fair value through profit or loss - Preferred share liabilities	28,374	—
	$28,374	$(244)
Net losses recognized in other comprehensive income
Financial liabilities designated as at fair value through profit or loss - Preferred share liabilities	$(7)	$—

B.	Warrant liabilities
(a)

As part of Business Combination, warrants sold and issued by Provident were automatically converted to Perfect Warrants. Each warrants entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 (in dollars) per share.

(b)

As of June 30, 2023 there were 20,850 thousand warrants outstanding, consisting of 11,500 thousand Public Warrants, 6,600 thousand Private Placement Warrants and 2,750 thousand Forward Purchase Warrants (as defined below). Each warrant is exercisable for one Perfect Class A Ordinary Share, in accordance with its terms.

Public Warrants

Provident sold an aggregate of 11,500 thousand Public Warrants in the Provident Initial Public Offering.

Private Placement Warrants

Provident privately issued and sold an aggregate of 6,600 thousand Private Warrants to the Sponsor simultaneously with the consummation of the Provident Initial Public Offering on January 7, 2021.

Forward Purchase Warrants

Pursuant to the Forward Purchase Agreements (“FPA”), Provident issued and sold to FPA Investors, an aggregate of 5,500 thousand Forward Purchase Shares and 2,750 thousand Forward Purchase Warrants in consideration for an aggregate purchase price of $55,000, as closed on October 27, 2022.

(c)	Movements in all kinds of Perfect Warrants are as follows:

		Private Placement	Forward Purchase
	Public Warrants	Warrants	Warrants	Warrant liabilities
	(units in thousands)	(units in thousands)	(units in thousands)	Amount
At December 31, 2022	11,500	6,600	2,750	$3,207
At June 30, 2023	11,500	6,600	2,750	$3,451

(d)	Redemption of warrants when the price per Perfect Class A Ordinary Shares equal or exceed $18.00 (in dollars).

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to Perfect Private Placement Warrants):

(i)in whole and not in part (ii) at a price of $0.01 (in dollars) per warrant (iii)upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”) and (iv) if, and only if, the last reported sale price of the Perfect Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders (which the Company refers to as the “Reference Value”) equals or exceeds $18.00 (in dollars) per share.

(e)	Redemption of warrants when the price per Class A Ordinary Share equals or exceeds $10.00 (in dollars).

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

(i) in whole and not in part (ii) at $0.10 (in dollars) per warrant upon a minimum of 30 days’ prior written notice of redemption (iii) provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of Perfect Class A Ordinary Shares (iv) if, and only if, the Reference Value equals or exceeds $10.00 (in dollars) per share and (v) if the Reference Value is less than $18.00 (in dollars) per share, Perfect Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Perfect Public Warrants, as described above.

(f)	Private Placement Warrants

The Private Placement Warrants are identical to the Public Warrants and Forward Purchase Warrants except that Private Placement Warrants, so long as they are held by Provident Acquisition Holdings Ltd., (the “Sponsor”) or its permitted transferees, (i) will not be redeemable by the Company (ii) may not (including the Class A ordinary shares issuable upon exercise of these Private Placement Warrants), subject to certain limited exceptions, be transferred assigned or sold by the holder until 30 days after the completion of the Company’s initial Business Combination (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.

If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as Public Warrants and Forward Purchase Warrants.

6(9)	Other payables

	December 31, 2022	June 30, 2023
Employee bonus	$4,038	$4,385
Payroll	2,130	1,430
Professional service fees	1,371	800
Promotional fees	1,039	589
Remuneration to directors	53	213
Post and telecommunications expenses	173	181
Sales VAT payables	175	164
Others	329	333
	$9,308	$8,095

6(10)Provisions

Warranty
At December 31, 2022	$1,855
Additional provisions	335
Used during the period	(15)
Net exchange differences	(41)
At June 30, 2023	$2,134

Analysis of total provisions:

	December 31, 2022	June 30, 2023
Current	$1,855	$2,134

The Group enters into the contract with customers with warranties on services provided. The warranties (loss indemnification) provide customers with assurance that the related services will function as agreed by both parties. Provision for warranty is estimated based on historical warranty data, other known events and management’s judgement. The Group recognizes such expenses within ‘Cost of sales and services’ when related services are provided. Any changes in industry circumstances might affect the provisions. Provisions shall be paid when the payment is actually claimed.

6(11)Pensions

A.	Defined benefit plan
(a)	The Group’s subsidiary, Perfect Mobile Corp. (Taiwan), was incorporated in Taiwan, which has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular foreign employees’ service years. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. Perfect Mobile Corp. (Taiwan) contributes an adequate amount to the retirement fund deposited with Bank of Taiwan, the trustee, under the name of the independent retirement fund committee. Also, Perfect Mobile Corp. (Taiwan) would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method to the employees expected to qualify for retirement in the following year, Perfect Mobile Corp. (Taiwan) will make contributions for the deficit by next March.
(b)	For the aforementioned pension plan, the Group recognized pension costs of $2 and $2 for the six months ended June 30, 2022 and 2023, respectively.
(c)	Expected contributions to the defined benefit pension plans of Perfect Mobile Corp. (Taiwan) for the year ending December 31, 2023 amount to $5.
B.	Defined contribution plans
(a)	Perfect Mobile Corp. (Taiwan) has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, Perfect Mobile Corp. (Taiwan) contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment.
(b)	The pension costs under defined contribution pension plan of Perfect Mobile Corp. (Taiwan) for the six months ended June 30, 2022 and 2023 were $253, and $ 265, respectively.
(c)	The pension costs under local government law of other foreign subsidiaries for the six months ended June 30, 2022 and 2023 were $96, and $ 121, respectively.

6(12)Share-based payment

A.	Share Incentive Plan

On December 13, 2021, the Board approved and adopted the Share Incentive Plan to issue stock option of 30,000 thousand units.Prior to the recapitalization, each unit was eligible to subscribe for one Perfect Common Share.

In connection with the recapitalization, an equitable adjustment has been made to the exercised price, number of shares and class of shares to be issued. After recapitalization, 5.65 units are eligible to subscribe for one Perfect Ordinary Share and the exercised price for stock options issued in 2022 was also changed by the same ratio from $0.7 (in dollars) to $3.95 (in dollars) per share. On October 25, 2022, the Board has approved and adopted an amendment to the Share Incentive Plan in response to the aforementioned recapitalization. Going forward one unit option is eligible for one Perfect Ordinary Share. The maximum number of Perfect Ordinary Shares that can be issued upon exercise of all options under the Share Incentive Plan are 5,311 thousand Shares.

(a)For the six months ended June 30, 2023, the Group’s Share Incentive Plan’s terms and condition were as follows:

	Type of		Maximum terms of
Plan	arrangement	Settled by	option granted	Vesting conditions
Share Incentive Plan	Employee stock options	Equity	Five years	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%

(b)Movements of outstanding options under Share Incentive Plan are as follows:

	2022 (Note)		2023
		Weighted- average		Weighted- average
	No. of options	exercise price per share	No. of options	exercise price per share
	(units in thousands)	(in dollars)	(units in thousands)	(in dollars)
Options outstanding at January 1	—	$—	2,063	$3.95
Options granted	2,143	3.95	2,276	4.94
Options forfeited	(43)	3.95	(67)	4.04
Options outstanding at June 30	2,100	3.95	4,272	4.48
Options exercisable at June 30	—		—

Note: The comparable amounts in above table have been amended to show the number of units based on new subscription ratio for all periods presented.

(c)	As of December 31, 2022 and June 30, 2023, the range of exercise prices of stock options outstanding were $3.95 and $3.95 ~ $7.2 (in dollars) per share, respectively; the weighted-average remaining contractual period was 4.06 years and 3.56 ~ 4.90 years, respectively.
(d)	The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

			Adjusted
		Adjusted	exercise					Adjusted
		stock price	price per	Expected			Risk-free	fair value
	Grant	per share	share	price	Expected	Expected	interest	per unit
Plan	date	(in dollars)	(in dollars)	volatility	option life	dividends	rate	(in dollars)
Share Incentive Plan	2022.1.21	$5.39	$3.95	53.75%	3.88	0.00%	1.46%	$2.7637
	2023.1.03	$7.20	$7.20	64.85%	3.87	0.00%	4.07%	$3.7198
	2023.5.23	$4.93	$4.93	69.15%	3.88	0.00%	3.90%	$2.6615

Note: Expected price volatility is estimated based on the daily historical stock price fluctuation data of the Company and guideline companies of the last five years before the grant date.

B.	Incentive Stock Option Plan

The Board of the Company has established two stock option plans, 2015 Incentive Stock Option Plan and 2018 Incentive Stock Option Plan (“Incentive Stock Option Plan”).

On November 22, 2021, the Company declared a notice pursuant to its Incentive Stock Option Plan. Based on the notice, all the unvested option shares granted by the Company to optionee becomes fully vested on November 22, 2021. The optionee may exercise the vested options within one month after November 22, 2021. Any options that are not exercised within such one month period shall be deemed cancelled and forfeited upon expiration of such period on December 22, 2021.On January 24, 2022, the Company has completed the conversion of 26,629 thousand of option shares to Perfect Common Shares and converted to Perfect Class A or Class B Ordinary Shares in connection with the Recapitalization.

(a)The following table illustrate the Group’s Incentive Stock Option Plan’s original terms and condition:

	Type of		Maximum terms of
Plan	arrangement	Settled by	option granted	Vesting conditions
2015 Incentive Stock Option Plan	Employee stock options	Equity	Four years, one month	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%
2018 Incentive Stock Option Plan	Employee stock options	Equity	Five years	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%

(b)Movements of the Group’s Incentive Stock Option Plan prior to the recapitalization are as follows:

2022
Weighted-
	No. of options	average exercise
	(units in	price
	thousands)	(in dollars)
Options outstanding at January 1	26,629	$0.21
Options exercised	(26,629)	0.21
Options outstanding at June 30	—	—
Options exercisable at June 30	—	—

(c)The weighted-average exercise price of stock options for the six months ended June 30, 2022 were all $0.21 (in dollars).
(d)The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

	Range of stock	Exercise	Range of	Expected		Range of risk	Range of fair
	price	price	expected price	option	Expected	free interest	value per unit
Plan	(in dollars)	(in dollars)	volatility	life	dividends	rate	(in dollars)
2015 Incentive Stock Option Plan	$0.0564~0.1777	$0.1000	39.29%~42.25%	3.42	0.00%	0.45%~2.79%	$0.0080~0.0947
2018 Incentive Stock Option Plan	0.1689~0.8931	0.3000	39.16%~53.27%	3.88	0.00%	0.58%~2.29%	0.0228~0.6397

Note:	Expected price volatility rate was estimated by using historical volatility record of similar entities as the stock has no quoted market price.
C.	Expenses incurred on share-based payment transactions are shown below:

	Six months ended June 30,
	2022	2023
Equity settled	$1,006	$1,441

D.	The Group has service agreements with its Board of Directors to grant them awards of the Company’s Ordinary Shares at a fixed monetary value. Expense incurred for the six months ended June 30, 2022 and 2023 was $— and $175, respectively.
E.	Shareholder Earnout

The Company executed additional capitalization by way of the potential issuance of Earnout Shares for Perfect shareholders. In accordance with Shareholder Earnout terms and conditions contemplated by the Business Combination Agreement, 3,000 thousand, 3,000 thousand and 4,000 thousand of the Shareholder Earnout Shares are issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period when the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), $13.00 (in dollars) and $14.50 (in dollars), respectively.

Shareholder Earnout Shares are considered a potential contingent payment agreement with Shareholders, based on a market condition without link to service. Fair value of the Shareholder Earnout Shares is already reflected in Provident’s publicly quoted price that has been used to derive the estimated fair value of Perfect Ordinary Shares. It is included in the estimated fair value of the Perfect Ordinary shares as of the date of the recapitalization that was used to compute the listing charge. Accordingly, no separate adjustment to record fair value of the Shareholder Earnout is considered necessary, because the estimated fair value of such shares is already presumed to be reflected in the fair value of the Perfect shares.

F.	Sponsor Earnout

In connection with the Business Combination Agreement, the Company entered into a Sponsor Letter Agreement pursuant to which it agreed to issue Earnout shares to the Sponsors. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, upon the occurrence of specific Sponsor Earnout Event (as defined below) from October 28, 2022 to October 28, 2027 (“Earnout Period”), Perfect will issue Perfect Class A Ordinary Shares of up to 1,175,624 Class A Ordinary Shares(the “Sponsor Earnout Promote Shares”) to Sponsor, with (a) 50% of the Sponsor Earnout Promote Shares issuable if over any 20 trading days within any thirty-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), and (b) 50% of the Sponsor Earnout Promote Shares issuable if over any twenty (20) trading days within any thirty-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $13.00 (in dollars). None of these conditions had been met in the period up through June 30, 2023.

6(13)Share capital

A.	As of December 31, 2022 and June 30, 2023, the Company’s authorized capital is $82,000 consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by the Board of Directors. The paid-in capital was $11,826, consisting of 101,475 thousand Class A Ordinary Shares and 16,789 thousand Class B Ordinary Shares with a par value of $0.1 (in dollars) per share. All proceeds from shares issued have been collected.

Perfect Class A Ordinary shares

Perfect Class A Ordinary shares have a par value of $0.1 (in dollars). Amounts received above the par value are recorded as share premium. Each holder of Perfect Class A ordinary shares will be entitled to one vote per share. Class A Ordinary Shares are listed on NYSE under the trading symbol “PERF”.

Perfect Class B Ordinary shares

Perfect Class B Ordinary shares have a par value of $0.1 (in dollars). Perfect Class B Ordinary Shares have the same rights as Perfect Class A Shares except for voting and conversion rights. Each Perfect Class B Ordinary Shares is entitled to 10 votes and is convertible into Perfect Class A Ordinary Shares at any time by the holder thereof. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share shall, automatically and immediately, without any further action from the holder thereof, convert into one Class A Ordinary Share when it ceases being beneficially owned by any of the Principals. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

B.	Movements in the number of the Company’s shares outstanding are as follows:

Shares
(in thousands)
At December 31, 2022	118,264
At June 30, 2023	118,264

C.	Share Repurchase Plan

On May 4, 2023, the Board of Directors approved a share repurchase plan authorizing the Company may repurchase up to $20,000 of its Class A ordinary shares over the next 12-month period. During the period from May 8, 2023 to June 30, 2023, the Company repurchased 86 thousand of its Class A ordinary shares with a total consideration paid amounted $429. The repurchased shares have been recorded as treasury shares on the Company’s balance sheet.

6(14)Capital surplus

Except as required by the Company’s Articles of Incorporation or Cayman’s law, capital surplus shall not be used for any other purpose but covering accumulated deficit. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

The following tables illustrates the detail of capital surplus:

	December 31, 2022	June 30, 2023
Additional paid-in capital	$554,209	$554,209
Other:
Employees’ stock option cost	2,162	3,428
Directors’ share-based compensation	58	233
Subtotal	2,220	3,661
	$556,429	$557,870

6(15)Accumulated deficits

Under the Company’s Articles of Incorporation, distribution of earnings would be based on the Company’s operating and capital needs.

6(16)Revenue

	Six months ended June 30,
	2022	2023
Revenue from contracts with customers	$23,379	$24,832

A.Disaggregation of revenue from contracts with customers
(a)	The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical regions:

	United
Six months ended June 30, 2022	States	Japan	France	Others	Total
Revenue from external customer contracts	$11,214	$2,659	$1,918	$7,588	$23,379
Timing of revenue recognition:
At a point in time	$1,593	$762	$569	$1,290	$4,214
Over time	9,621	1,897	1,349	6,298	19,165
	$11,214	$2,659	$1,918	$7,588	$23,379

	United
Six months ended June 30, 2023	States	Japan	France	Others	Total
Revenue from external customer contracts	$11,256	$2,203	$1,979	$9,394	$24,832
Timing of revenue recognition:
At a point in time	$794	$418	$328	$1,353	$2,893
Over time	10,462	1,785	1,651	8,041	21,939
	$11,256	$2,203	$1,979	$9,394	$24,832

(b)	Alternatively, the disaggregation of revenue could also be distinct as follows:

	Six months ended June 30,
	2022	2023
AR/AI cloud solutions and Subscription	$18,184	$21,359
Licensing	4,119	2,875
Advertisement	981	580
Others (Note)	95	18
	$23,379	$24,832

Note: Others are immaterial revenue streams to the Group.

(c)	The revenue generated from AR/AI cloud solutions was $10,373, and $9,622 for the six months ended June 30, 2022 and 2023, respectively.
B.	Contract assets and liabilities
(a)	The Group has recognized the following revenue-related contract assets mainly arose from unbilled receivables and contract liabilities mainly arose from sales contracts with receipts from customers in advance. Generally, the contract period is one year, the contract liabilities are reclassified as revenue within the following one year after the balance sheet date.

	December 31, 2022	June 30, 2023
Contract assets:
Unbilled revenue	$3,660	$1,512
Contract liabilities:
Advance sales receipts	$13,024	$15,976

(b)	Revenue recognized that was included in the contract liability balance at the beginning of the period

	Six months ended June 30,
	2022	2023
Revenue recognized that was included in the contract liability balance at the beginning of the period
Advance sales receipts	$7,104	$9,763

(c)	Unsatisfied contracts

Aggregate amount of the transaction price allocated to contracts that are partially or fully unsatisfied as of December 31, 2022 and June 30, 2023, amounting to $23,653 and $26,470, respectively. The Group expects that 91% of the transaction price allocated to the unsatisfied contracts as of June 30, 2023, are expected to be recognized as revenue less than one year. The remaining 9% is expected to be recognized as revenue from July 2024 to 2028.

6(17)Interest income

	Six months ended June 30,
	2022	2023
Interest income from bank deposits	$178	$2,100
Interest income from financial assets at amortized cost	—	2,509
	$178	$4,609

The nature of interest income from financial assets at amortized cost was time deposits with maturities over three months.

6(18)Other income

	Six months ended June 30,
	2022	2023
Others	$11	$7

6(19)Other gains and losses

	Six months ended June 30,
	2022	2023
Foreign exchange gains (losses)	$603	$(215)
Gains (losses) on financial liabilities at fair value through profit or loss	28,374	(244)
	$28,977	$(459)

Please refer to Note 6(8) for details of gains (losses) on financial liabilities at fair value through profit or loss.

6(20)Finance costs

	Six months ended June 30,
	2022	2023
Interest expense – lease liabilities	$5	$5

6(21)Costs and expenses by nature

	Six months ended June 30,
	2022	2023
Cost of goods sold	$32	$2
Employee benefit expenses	13,949	13,516
Promotional fees	3,359	4,823
Service providing expenses	2,347	4,365
Professional service fees	3,689	2,893
Insurance expenses	47	1,170
Warranty cost	529	335
Depreciation of right-of-use assets	230	212
Depreciation of property, plant and equipment	127	114
Amortization of intangible assets	31	37
Others	1,087	965
	$25,427	$28,432

6(22)Employee benefit expenses

	Six months ended June 30,
	2022	2023
Wages and salaries	$11,341	$10,425
Employee stock options	1,006	1,266
Employee insurance fees	709	685
Pension costs	351	388
Remuneration to directors	—	335
Other personnel expenses	542	417
	$13,949	$13,516

6(23)Income tax

	Six months ended June 30,
	2022	2023
Current income tax:
Current tax expense recognized for the current period	$161	$63
Income tax expense	$161	$63

6(24)Earnings (loss) per share

	Six months ended June 30, 2022
		Weighted average
		number of ordinary	Earnings (loss)
		shares outstanding	per share
	Amount after tax	(shares in thousands)	(in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$26,952	57,494	$0.469
Dilutive loss per share
Loss attributable to ordinary shareholders of the parent
Assumed conversion of all dilutive potential ordinary shares - Convertible preferred shares	(28,374)	42,904	(0.661)
Loss attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$(1,422)	100,398	$(0.014)

	Six months ended June 30, 2023
		Weighted average
		number of ordinary	Earnings
		shares outstanding	per share
	Amount after tax	(shares in thousands)	(in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$489	118,248	$0.004
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$489	118,248	$0.004

Note: Employee stock options was excluded from the calculation of diluted earnings per share as it is anti-dilutive for the six months ended June 30, 2023.

6(25)Changes in liabilities from financing activities

	Financial liabilities
	at fair value through	Lease liabilities (including	Liabilities from financing
	profit or loss	current portion)	activities-gross
At December 31, 2022	$3,207	$338	$3,545
Change in fair value through profit and loss	244	—	244
Changes in cash flow from financing activities	—	(203)	(203)
Changes in other non-cash items – additions	—	786	786
Changes in other non-cash items – lease modification	—	(47)	(47)
At June 30, 2023	$3,451	$874	$4,325

7.	Related Party Transactions
7(1)	Names of related parties and relationship

Names of related parties	Relationship with the Group
CyberLink Corp. (CyberLink)	Other related party (Significant influence (Note) over the Company)
CyberLink Inc. (CyberLink-Japan)	Other related party (Subsidiary of CyberLink)

Note: CyberLink owns more than 30% of the Company’s issued and outstanding ordinary shares.

7(2)	Significant related party transactions
A.	Revenue

		Six months ended June 30,
	Description	2022	2023
CyberLink	Revenue-others (service revenue)	$14	$11

Sales of services are negotiated with related parties based on agreed-upon agreement and the conditions and payment terms are same as third parties.

B.	Other payables

	December 31, 2022	June 30, 2023
CyberLink	$38	$26
CyberLink-Japan	25	23
	$63	$49

Other payables are mainly expenses from professional service, rental and payments on behalf of others.

C.	Operating expenses

		Six months ended June 30,
	Description	2022	2023
CyberLink	Management service fee	$47	$26

CyberLink provides support and assistance in legal services, network infrastructure and equipment maintenance services, marketing activity supports and employee training programs. The service fees are calculated based on the agreed-upon hourly rate. The conditions and payment terms are same as third parties.

D.	Lease transactions — lessee/rent expense
(a)	The Group leases offices from CyberLink and CyberLink-Japan. Rental contracts are typically made for periods of 1~2 years. The rents were paid to CyberLink and CyberLink-Japan at the beginning of next month and each quarter, respectively.
(b)	Rent expense

	Six months ended June 30,
	2022	2023
CyberLink-Japan	$48	$44

(c)	Acquisition of right-of-use assets:

	Six months ended June 30,
	2022	2023
CyberLink	$—	$390

(d)	Lease liabilities
i.	Outstanding balance:

	December 31, 2022	June 30, 2023
Total lease liabilities	$145	$414
Less: Current portion (shown as ‘current lease liabilities’)	(145)	(216)
	$—	$198

ii.	Interest expense

	Six months ended June 30,
	2022	2023
CyberLink	$3	$1

7(3)	Key management compensation

	Six months ended June 30,
	2022	2023
Salaries and other short-term employee benefits	$1,111	$1,153
Share-based payment	155	386
Post-employment benefits	6	5
	$1,272	$1,544

The unpaid portion of the aforementioned information were $- and $335 as of June 30, 2022 and 2023.

8.	Pledged Assets

None.

9.	Significant Contingent Liabilities and Unrecognized Contract Commitments
9(1)	Contingencies

None.

9(2)	Commitments

Except for Notes 6(6), 6(8) and 7(2), there is no other significant commitments.

10.	Significant Disaster Loss

None.

11.	Significant Events After the Balance Sheet Date

None

12.	Others

12(1)Capital management

The Group’s objectives of capital management are to ensure the Group’s sustainable operation and to maintain an optimal capital structure to reduce the cost of capital and provide returns for shareholders. In order to maintain or adjust to optimal capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total liabilities divided by total equity.

As of December 31, 2022 and June 30, 2023, the Group’s gearing ratios are as follows:

	December 31, 2022	June 30, 2023
Total liabilities	$28,309	$30,880
Total equity	$181,964	$183,297
Gearing ratio	0.16	0.17

12(2)Financial instruments

A.	Financial instruments by category

	December 31, 2022	June 30, 2023
Financial assets
Financial assets at amortized cost
Cash and cash equivalents	$162,616	$37,168
Current financial assets at amortized cost	30,000	160,800
Accounts receivable	7,756	7,641
Other receivables	314	587
Guarantee deposits paid	125	124
	$200,811	$206,320

	December 31, 2022	June 30, 2023
Financial liabilities
Financial liabilities at fair value through profit or loss
Warrant liabilities	$3,207	$3,451
Financial liabilities at amortized cost
Other payables (including related parties)	$9,371	$8,144
Guarantee deposits received	25	25
	$9,396	$8,169
Lease liabilities	$338	$874

B.	Financial risk management policies
(a)	The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial position and financial performance.
(b)	Risk management is carried out by the Group’s finance department under policies approved by the management team. The Group’s finance department identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units.

C.	Significant financial risks and degrees of financial risks
(a)	Market risk

Foreign exchange risk

i.	The Group operates internationally and is exposed to exchange rate risk arising from the transactions of the Company and its subsidiaries used in various functional currency, primarily with respect to the RMB, JPY and EUR. Exchange rate risk arises from future commercial transactions and recognized assets and liabilities. Notably, the subsidiary in Taiwan, Perfect Mobile Corp. (Taiwan), changed its functional currency from NTD to USD starting from January 1, 2023. This change was made due to the majority of transactions being conducted in USD.
ii.	The Group’s business involves some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: JPY, RMB and EUR). Sensitivity analysis for significant financial assets and liabilities denominated in foreign currencies illustrate as follows:

	December 31, 2022
					Sensitivity analysis
	Foreign
	currency					Effect on
	amount	Exchange	Functional	Book value	Degree of	profit or
	(in thousands)	rate	currency	(USD)	variation	loss
Financial assets
Monetary items
USD:NTD	$22,660	30.71	$695,889	$22,660	1%	$227
EUR:NTD	833	32.72	27,256	888	1%	9
JPY:NTD	436,755	0.23	100,454	3,271	1%	33
Financial liabilities
Monetary items
USD:NTD	2,620	30.71	80,460	2,620	1%	26
USD:JPY	221	132.14	29,203	221	1%	2
USD:RMB	65	6.97	453	65	1%	1

	June 30, 2023
					Sensitivity analysis
	Foreign
	currency					Effect on
	amount	Exchange	Functional	Book value	Degree of	profit or
	(in thousands)	rate	currency	(USD)	variation	loss
Financial assets
Monetary items
NTD:USD	$8,138	0.0321	$261	$261	1%	$3
EUR:USD	698	1.0858	758	758	1%	8
JPY:USD	272,288	0.0069	1,879	1,879	1%	19

Financial liabilities
Monetary items
USD:JPY	155	144.84	22,450	155	1%	2

(b)	Credit risk
i.	Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms, and the financial assets at amortized cost.

ii.	The Group’s credit risk was mainly arising from bank deposits, trade receivables, other financial assets and deposits. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions to mitigate the risk of financial loss from defaults.
iii.	The default occurs when the contract payments are past due over 180 days.
iv.	The Group adopts following assumptions under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition:

If the contract payments were past due over 30 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

v.	The Group classifies customers’ accounts receivable in accordance with geographic area and credit rating of customer. The Group applies the modified approach to estimate expected credit loss under the provision matrix basis.
vi.	The Group used the territory economic forecasts to adjust historical and timely information to assess the default possibility of accounts receivable.
vii.	The loss amounts of accounts receivable allowance using simplified method were de minimis, thus, the loss was not recognized as at December 31, 2022 and June 30, 2023.
(c)	Liquidity risk
i.	Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance department. The Group’s finance department monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.
ii.	Surplus cash held by the operating entities over and above balance required for working capital management are managed by the Group’s finance department. The Group’s finance department invests surplus cash in interest bearing current accounts and time deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts. As at December 31, 2022 and June 30, 2023, the Group held money market position of $ 191,077 and $195,843, respectively, which are expected to readily generate cash inflows for managing liquidity risk.
iii.	The table below analyses the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	Between 2-5	Over
Non-derivative financial liabilities: December 31, 2022	1 year	years	5 years
Financial liabilities at fair value through profit or loss	$—	$3,207	$—
Other payables (including related parties)	9,371	—	—
Lease liabilities (Note)	255	89	—
Guarantee deposits received	—	25	—

	Less than	Between 2-5	Over
Non-derivative financial liabilities: June 30, 2023	1 year	years	5 years
Financial liabilities at fair value through profit or loss	$—	$3,451	$—
Other payables (including related parties)	8,144	—	—
Lease liabilities (Note)	433	464	—
Guarantee deposits received	—	25	—

Note: The amount included the interest of estimated future payments.

12(3)Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

B.	The carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables, guarantee deposits paid, accounts payable, other payables (including related parties) and guarantee deposits received) are approximate to their fair values.
C.	The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the liabilities at December 31, 2022 and June 30, 2023 is as follows:
(a)	The related information of natures of the liabilities is as follows:

December 31, 2022	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$1,769	$1,438	$—	$3,207

June 30, 2023	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$1,897	$1,554	$—	$3,451

(b)	The methods and assumptions the Group used to measure fair value are as follows:
i.	Except those mentioned in point (ii) ~ (iii) below, the carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, accounts receivable, other receivables, notes payable, accounts payable and other payables) approximate to their fair values.
ii.	Fair value of the Perfect Public Warrants is determined based on market quotation price.
iii.	Fair value of the Perfect Private Placement Warrants and Forward Purchase Warrants are determined based on the Perfect Public Warrants with adjustments to the implied volatility.
D.	For the six months ended June 30, 2022 and 2023, there was no transfer between Level 1 and Level 2.

E.	For the six months ended June 30, 2022 and 2023, there was no transfer into or out from Level 3.

13.	Segment Information

13(1)General information

Although the Group has multiple operating segments by geography, the management takes the aggregation criteria outlined in Paragraphs 11 to 14 of IFRS 8 into consideration to decide the reportable operating segments. In light of the qualitative and quantitative criteria, the Group concluded that it has only one reportable operating segment.

13(2)Geographical information

Geographical information for the six months ended June 30, 2022 and 2023 is as follows:

	Six months ended June 30,
	2022	2023
	Revenue	Revenue
United States	$11,214	$11,256
Japan	2,659	2,203
France	1,918	1,979
Others	7,588	9,394
	$23,379	$24,832

Geographical information on the revenue shows the location in which sales were generated. Non-current assets amounted to $731 and $1,310 as of December 31, 2022 and June 30, 2023, respectively.

Substantially all of the Group’s non-current assets, including property, plant and equipment, right-of-use assets and intangible assets, are located in Taiwan.

13(3)Major customer information

There is no major customer of the Group (exceed 10% of revenue) for the six months ended June 30, 2022 and 2023.